Exhibit 99.1

Allot Announces
Third Quarter 2018 Financial Results

Revenues increased 16% Year over Year with Continued Improvement in Margins

Hod Hasharon, Israel – November 6, 2018 - Allot Ltd. (NASDAQ: ALLT, TASE: ALLT), a global provider of leading innovative network intelligence and security solutions for service providers worldwide, today announced its third quarter 2018 financial results.

 Third Quarter 2018 – Financial Highlights

•	Revenues were $24.2 million, up 16% year-over-year and up 5% sequentially;

•	GAAP gross margin improved to 69.4% up from 62.4% in Q3 2017;

•	Non-GAAP gross margin improved to 70.7% up from 68.2% in Q3 2017;

•	GAAP operating loss narrowed to $2.5 million compared to $4.4 million in Q3 2017;

•	Non-GAAP operating loss narrowed to $1.1 million compared to $1.3 million in Q3 2017;

•	Book-to-bill below one in Q3 and above one for the nine-months ended September 30, 2018;

•	Cash and cash equivalents as of September 30, 2018 totaled $104.7 million;

Financial Outlook

•	Management is increasing 2018 revenue expectations to between $93 - $95 million;

•	Full year 2018 Book to Bill ratio is expected at above 1;

Management Comment

Erez Antebi, President & CEO of Allot, commented: “Our strong growth continues, and we are very much on track with our plans. In line with our strategy, we have recently successfully closed a couple of security deals in which we provide products and support and we share in the ongoing revenue with the CSP as the services gain increased traction with end users.  I am confident in our direction.  As we continue to improve our execution, I am very encouraged to see a growing market acceptance supporting our belief that CSPs have a big opportunity in delivering secure connectivity to the mass market.

Continued Mr. Antebi: “Our DPI business is showing strength as we continue to win new deals and new accounts. Overall, the value of the new deals we won during the first three quarters of 2018 is approximately double of that which we won during all of 2017.  These new customers are creating a strong foundation for sustainable growth.”

Q3 2018 Financial Results Summary

Total revenues for the third quarter of 2018 were $24.2 million, an improvement of 16% compared to $20.9 million in the third quarter of 2017. Revenues for the nine months ended September 30, 2018, were $69.0 million compared to $58.8 million during the same period in 2017, an increase of 17%.

Gross profit on a GAAP basis for the third quarter of 2018 was $16.8 million (gross margin of 69.4%), a 29% improvement compared with $13.0 million (gross margin of 62.4%) in the third quarter of 2017.

Gross profit on a non-GAAP basis for the third quarter of 2018 was $17.1 million (gross margin of 70.7%), a 20% improvement compared with $14.2 million (gross margin of 68.2%) in the third quarter of 2017. The higher level of gross margin was driven by a favorable sales mix delivered in the quarter.

Net loss on a GAAP basis for the third quarter of 2018 was $2.5 million, or $0.07 per basic share, an improvement compared with a net loss of $4.6 million, or $0.14 per basic share, in the third quarter of 2017.

Non-GAAP net loss for the third quarter of 2018 was $1.1 million, or $0.03 per basic share, an improvement compared with a non-GAAP net loss of $1.3 million, or $0.04 per basic share, in the third quarter of 2017.

Cash and cash equivalents as of September 30, 2018 totaled $104.7 million, compared to $105.9 million in June 30, 2018.

# # #

Conference Call & Webcast:

The Allot management team will host a conference call to discuss third quarter 2018 earnings results today, November 6, 2018 at 8:30 am ET, 3:30 pm Israel time. To access the conference call, please dial one of the following numbers:

US: +1-888-668-9141, UK: +44(0) 800-917-5108, Israel: +972-3-918-0609.

A live webcast and, following the end of the call, an archive of the conference call, will be accessible on the Allot website at: http://investors.allot.com/index.cfm

About Allot

Allot Ltd. (NASDAQ, TASE: ALLT) is a provider of leading innovative network intelligence and security solutions for service providers worldwide, enhancing value to their customers. Our solutions are deployed globally for network and application analytics, traffic control and shaping, network-based security services, and more. Allot’s multi-service platforms are deployed by over 500 mobile, fixed and cloud service providers and over 1000 enterprises. Our industry leading network-based security as a service solution has achieved over 50% penetration with some service providers and is already used by over 20 million subscribers in Europe. Allot. See. Control. Secure. For more information, visit www.allot.com

GAAP to Non-GAAP Reconciliation:

The difference between GAAP and non-GAAP revenues is related to the acquisitions made by the Company and represents revenues adjusted for the impact of the fair value adjustment to acquired deferred revenue related to purchase accounting. Non-GAAP net income is defined as GAAP net income after including deferred revenues related to the fair value adjustment resulting from purchase accounting and excluding stock-based compensation expenses, amortization of acquisition-related intangible assets, deferred tax asset adjustment, restructuring expenses, changes in taxes related items and other acquisition-related expenses.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results is provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on third party channel partners for a material portion of our revenues; court approval of the Company’s proposed share buy-back program; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact: GK Investor Relations Ehud Helft/Gavriel Frohwein +1 646 688 3559 allot@gkir.com	Public Relations Contact: Jodi Joseph Asiag Director of Corporate Communications jasiag@allot.com

TABLE - 1
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
	(Unaudited)		(Unaudited)

Revenues	$24,217	$20,857	$68,952	$58,794
Cost of revenues	7,417	7,840	21,053	20,820
Gross profit	16,800	13,017	47,899	37,974

Operating expenses:
Research and development costs, net	6,695	5,202	18,786	16,099
Sales and marketing	9,880	9,779	30,095	27,506
General and administrative	2,755	2,449	7,800	7,509
Total operating expenses	19,330	17,430	56,681	51,114
Operating loss	(2,530)	(4,413)	(8,782)	(13,140)
Financial and other income, net	571	82	1,607	556
Loss before income tax expenses	(1,959)	(4,331)	(7,175)	(12,584)

Tax expenses	536	294	1,424	1,148
Net loss	(2,495)	(4,625)	(8,599)	(13,732)

Basic net loss per share	$(0.07)	$(0.14)	$(0.26)	$(0.41)

Diluted net loss per share	$(0.07)	$(0.14)	$(0.26)	$(0.41)

Weighted average number of shares used in computing basic net loss per share	33,761,279	33,303,744	33,658,485	33,199,633

Weighted average number of shares used in computing diluted net loss per share	33,761,279	33,303,744	33,658,485	33,199,633

TABLE - 2
ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
	(Unaudited)		(Unaudited)

GAAP Revenues	$24,217	$20,857	$68,952	$58,794
Fair value adjustment for acquired deferred revenues write down	-	-	-	37
Non-GAAP Revenues	$24,217	$20,857	$68,952	$58,831

GAAP cost of revenues	$7,417	$7,840	$21,053	$20,820
Share-based compensation (1)	(86)	(87)	(256)	(279)
Amortization of intangible assets (2)	(232)	(232)	(697)	(706)
Restructuring expenses (4)	-	(887)	-	(887)
Non-GAAP cost of revenues	$7,099	$6,634	$20,100	$18,948

GAAP gross profit	$16,800	$13,017	$47,899	$37,974
Gross profit adjustments	318	1,206	953	1,908
Non-GAAP gross profit	$17,118	$14,223	$48,852	$39,882

GAAP operating expenses	$19,330	$17,430	$56,681	$51,114
Share-based compensation (1)	(658)	(489)	(1,912)	(2,107)
Amortization of intangible assets (2)	(175)	(135)	(525)	(404)
Expenses related to M&A activities (3)	(112)	-	(301)	(89)
Restructuring expenses (4)	-	(1,264)	-	(1,264)
Changes in tax related items (5)	(210)	-	(380)	-
Non-GAAP operating expenses	$18,175	$15,542	$53,563	$47,250

GAAP financial and other income	$571	$82	$1,607	$556
Expenses related to M&A activities (3)	(7)	162	(149)	541
Non-GAAP Financial and other income	$564	$244	$1,458	$1,097

GAAP taxes on income	$536	$294	$1,424	$1,148
Tax expenses (in respect of net deferred tax asset recorded)	44	(67)	7	(197)
Non-GAAP taxes on income	$580	$227	$1,431	$951

GAAP Net Loss	$(2,495)	$(4,625)	$(8,599)	$(13,732)
Share-based compensation (1)	744	576	2,168	2,386
Amortization of intangible assets (2)	407	367	1,222	1,110
Expenses related to M&A activities (3)	105	162	152	630
Restructuring expenses (4)	-	2,151	-	2,151
Changes in tax related items (5)	210	-	380	-
Fair value adjustment for acquired deferred revenues write down	-	-	-	37
Tax expenses (in respect of net deferred tax asset recorded)	(44)	67	(7)	197
Non-GAAP Net Loss	$(1,073)	$(1,302)	$(4,684)	$(7,221)

GAAP Loss per share (diluted)	$(0.07)	$(0.14)	$(0.26)	$(0.41)
Share-based compensation	0.02	0.02	0.07	0.07
Amortization of intangible assets	0.01	0.01	0.04	0.03
Expenses related to M&A activities	0.00	0.01	0.00	0.02
Restructuring expenses	-	0.06	-	0.06
Changes in taxes related items	0.01	-	0.01	-
Fair value adjustment for acquired deferred revenues write down	-	0.00	-	0.00
Tax expenses (in respect of net deferred tax asset recorded)	0.00	0.00	0.00	0.01
Non-GAAP Net Loss per share (diluted)	$(0.03)	$(0.04)	$(0.14)	$(0.22)

Weighted average number of shares used in computing GAAP diluted net earnings per share	33,761,279	33,303,744	33,658,485	33,199,633

Weighted average number of shares used in computing non-GAAP diluted net earnings per share	33,761,279	33,303,744	33,658,485	33,199,633

TABLE - 2 cont.
ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
	(Unaudited)		(Unaudited)

(1) Share-based compensation (*):
Cost of revenues	$86	$87	$256	$279
Research and development costs, net	178	7	504	453
Sales and marketing	264	221	701	708
General and administrative	216	261	707	946
	$744	$576	$2,168	$2,386

(2) Amortization of intangible assets
Cost of revenues	$232	$232	$697	$706
Sales and marketing	175	135	525	404
	$407	$367	$1,222	$1,110

(3) Expenses related to M&A activities
General and administrative	$31	$-	$69	$89
Research and development costs, net	81	-	232	-
Financial expenses (income)	(7)	162	(149)	541
	$105	$162	$152	$630

(4) Restructuring expenses
Cost of revenues	$-	$887	$-	$887
Research and development costs, net	-	154	-	154
Sales and marketing	-	976	-	976
General and administrative	-	134	-	134
	$-	$2,151	$-	$2,151

(5) Changes in tax related items
Sales and marketing	$122	$-	$222	$-
General and administrative	88	-	158	-
	$210	$-	$380	$-

(*) Excluding share-based compensation related to the restructuring plan, which was already included under restructuring expenses.

TABLE - 3
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	September 30,	December 31,
	2018	2017
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$15,724	$15,342
Short term deposits	24,443	31,043
Restricted deposit	690	428
Marketable securities	63,835	63,194
Trade receivables, net	26,452	22,737
Other receivables and prepaid expenses	3,783	2,649
Inventories	11,952	7,897
Total current assets	146,879	143,290

LONG-TERM ASSETS:
Severance pay fund	332	302
Deferred taxes	308	301
Other assets	683	1,135
Total long-term assets	1,323	1,738

PROPERTY AND EQUIPMENT, NET	5,421	5,002
GOODWILL AND INTANGIBLE ASSETS, NET	37,801	34,495

Total assets	$191,424	$184,525

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$12,183	$5,857
Deferred revenues	12,276	11,370
Other payables and accrued expenses	19,444	14,277
Liability related to settlement of OCS grants
Total current liabilities	43,903	31,504

LONG-TERM LIABILITIES:
Deferred revenues	4,405	3,878
Accrued severance pay	811	747
Other long term liabilities	5,235	5,267
Total long-term liabilities	10,451	9,892

SHAREHOLDERS' EQUITY	137,070	143,129

Total liabilities and shareholders' equity	$191,424	$184,525

TABLE - 4
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities:

Net loss	$(2,495)	$(4,625)	$(8,599)	$(13,732)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	550	494	1,603	1,559
Stock-based compensation related to options granted to employees	744	770	2,168	2,579
Amortization of intangible assets	407	367	1,222	1,110
Capital loss	-	7	39	14
Decrease in accrued severance pay, net	8	29	34	113
Decrease in other assets	59	42	452	608
Decease in accrued interest and amortization of premium on marketable securities	197	92	612	594
Decrease (Increase) in trade receivables	(1,826)	1,716	(3,715)	1,507
Increase in other receivables and prepaid expenses	(1,003)	(897)	(1,285)	(491)
Decrease (Increase) in inventories	(3,942)	973	(4,055)	(1,876)
Decrease (Increase) in long-term deferred taxes, net	(45)	67	(7)	201
Increase (Decrease) in trade payables	5,826	(2,943)	6,315	3,193
Increase (Decrease) in employees and payroll accruals	105	489	(180)	1,105
Increase in deferred revenues	471	1,997	2,145	1,036
Increase in other payables and accrued expenses	119	401	3,524	1,161

Net cash provided by (used in) operating activities	(825)	(1,021)	273	(1,319)

Cash flows from investing activities:

Increase in restricted deposit	(110)	-	(262)	-
Redemption of (Investment in) short-term deposits	(3,500)	2,800	6,600	8,078
Purchase of property and equipment	(491)	(297)	(2,058)	(2,057)
Investment in marketable securities	(7,236)	(3,672)	(25,193)	(19,210)
Proceeds from redemption or sale of marketable securities	7,314	3,002	23,727	15,413
Acquisitions	-	-	(3,048)	-

Net cash provided by (used in) investing activities	(4,023)	1,833	(234)	2,224

Cash flows from financing activities:

Exercise of employee stock options	201	56	343	97

Net cash provided by financing activities	201	56	343	97

Increase (Decrease) in cash and cash equivalents	(4,647)	868	382	1,002
Cash and cash equivalents at the beginning of the period	20,371	23,460	15,342	23,326

Cash and cash equivalents at the end of the period	$15,724	$24,328	$15,724	$24,328